Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-277003
July 15, 2024

PepsiCo, Inc.
4.500% Senior Notes due 2029
4.800% Senior Notes due 2034
5.250% Senior Notes due 2054

Issuer:	PepsiCo, Inc.
Ratings (S&P / Moody’s):	A+ / A1 (Stable Outlook / Stable Outlook)
Trade Date:	July 15, 2024
Settlement Date (T+2):	July 17, 2024

Title of Securities:	4.500% Senior Notes due 2029	4.800% Senior Notes due 2034	5.250% Senior Notes due 2054
Aggregate Principal Amount Offered:	$850,000,000	$650,000,000	$750,000,000
Maturity Date:	July 17, 2029	July 17, 2034	July 17, 2054
Interest Payment Dates:	Semi-annually in arrears on each January 17 and July 17, commencing January 17, 2025	Semi-annually in arrears on each January 17 and July 17, commencing January 17, 2025	Semi-annually in arrears on each January 17 and July 17, commencing January 17, 2025
Benchmark Treasury:	4.250% due June 30, 2029	4.375% due May 15, 2034	4.250% due February 15, 2054
Benchmark Treasury Yield:	4.135%	4.233%	4.467%
Spread to Treasury:	+40 basis points	+60 basis points	+80 basis points
Re-offer Yield:	4.535%	4.833%	5.267%
Coupon:	4.500%	4.800%	5.250%
Price to Public:	99.845%	99.741%	99.745%
Optional Redemption:	Prior to June 17, 2029, make-whole call at Treasury Rate plus 10 basis points; par call at any time on or after June 17, 2029	Prior to April 17, 2034, make-whole call at Treasury Rate plus 10 basis points; par call at any time on or after April 17, 2034	Prior to January 17, 2054, make-whole call at Treasury Rate plus 15 basis points; par call at any time on or after January 17, 2054
Net Proceeds to PepsiCo (Before Expenses):	$845,707,500	$645,391,500	$741,525,000

Use of Proceeds:	PepsiCo intends to use the net proceeds from this offering for general corporate purposes, including the repayment of commercial paper.

Day Count Fraction:	30/360	30/360	30/360
CUSIP / ISIN:	713448 FX1 / US713448FX12	713448 FY9 / US713448FY94	713448 FZ6 / US713448FZ69

Minimum Denomination:	$2,000 and integral multiples of $1,000
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC
Senior Co-Managers:	BNP Paribas Securities Corp. HSBC Securities (USA) Inc. BBVA Securities Inc. Barclays Capital Inc. ING Financial Markets LLC SG Americas Securities, LLC TD Securities (USA) LLC
Co-Managers:	Academy Securities, Inc. ANZ Securities, Inc. Cabrera Capital Markets LLC CastleOak Securities, L.P. Loop Capital Markets LLC PNC Capital Markets LLC Siebert Williams Shank & Co., LLC

The issuer expects that delivery of the notes will be made, against payment for the notes, on or about July 17, 2024, which will be the second business day following the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, purchases or sales of securities in the secondary market generally are required to settle within one business day (T+1), unless the parties to any such transactions expressly agree otherwise. Accordingly, purchasers of notes who wish to trade the notes on the date hereof will be required, because the notes initially will settle within two business days (T+2), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade on the date hereof should consult their own legal and financial advisors.

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by S&P and Moody’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

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